UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GP Bullhound Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Sansome Street, Suite 3630
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alec Dafferner	(415) 986-0168	alec.dafferner@gpbullhound.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GP Bullhound Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GP BULLHOUND INC.

STATEMENT OF FINANCIAL

CONDITION

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of GP Bullhound Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Bullhound Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GP Bullhound Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GP Bullhound Inc.'s management. Our responsibility is to express an opinion on GP Bullhound Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Bullhound Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GP Bullhound Inc.'s auditor since 2008.
Walnut Creek, California
February 18, 2026

GP BULLHOUND INC.
Statement of Financial Condition
December 31, 2025

_____

ASSETS

Cash in bank	$	4,534,406
Restricted certificates of deposit		181,840
Accounts receivable		111,830
Due from related parties		4,840,279
Prepaid expenses and other assets		1,450,019
Lease assets		7,950,416
Deferred income tax		729,892
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation		186,877
Total Assets	$	19,985,559

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	42,383
Accrued tax liability		62,534
Discretionary bonuses payable		2,961,950
Lease obligations		8,869,491
Total Liabilities		11,936,358

Shareholders' equity:

Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding	1
Additional paid-in capital	199,999
Retained earnings	7,849,201
Total Shareholders' equity	8,049,201

Total Liabilities and Shareholders' Equity	$	19,985,559

The accompanying notes are an integral part of these financial statements.

1.   Organization and Summary of Significant Accounting Policies

Description of Business
GP Bullhound Inc.(the Company) was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Corporate Finance Ltd, a U.K headquartered investment advisory company. Following a group restructure, GP Bullhound Advisory Ltd became the immediate parent company effective as of January 22, 2025. GP Bullhound Holdings Ltd. is the parent of GP Bullhound Advisory Ltd, and the ultimate holding company for an international group (GP Bullhound Group), an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2025 are derived from direct client work and work supporting clients of GP Bullhound Group. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity
While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates
The Company prepares its financial statements in conformity with generally accepted accounting principles.   The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents
Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable
Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group. As of December 31, 2025, all accounts receivable are expected to be received.   A bad debt provision of $4,556 was recorded for the year.

Revenue Recognition
Fees and commission revenue is recorded when advisory services, success fees or retainer income have been earned on a best effort basis. Success fees ($13,789,216) are earned at the close of a successful fundraising or mergers and acquisition deals generally calculated as a percentage of the transaction value. Retainer revenue ($979,371) is recognized as earned when performance obligation identified in the engagement letter has been satisfied. Retainers have performance obligations that are distinct and separate from success fees. Retainer fees received before year end, but not yet earned are recognized as deferred revenue at year end.   Intercompany service revenue is recorded in

connection with year-end transfer pricing charges for services performed, including but not limited to provision of staff, software, and office space, during the year. Under these arrangements, the Company acts as a principal, as it controls the underlying resources, bears primary responsibility for fulfilling the services, and has discretion in establishing pricing in accordance with the Group's transfer pricing policy. For the year ended December 31, 2025, the Company recognized $764,088 of intercompany service revenue. Amounts are presented on a gross basis in accordance with ASC 606. (see Note 7). The Company recovered $84,853 of costs (reimbursed client expenses) incurred for services provided.

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025, the Company's cash balance exceeded the FDIC insured limit by $4,466,246.

Major customers
The company derived $13,393,564 (85.3%) of the fees and commissions earned for the year ended December 31, 2025 from success fees related to eight different clients.

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Tangible assets with a net book value of $186,877 are amortized over 5 years. Depreciation expense for the year ended December 31, 2025 was $65,999.

Segment Reporting
The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Executive Officer ("CEO"), who has been identified as the Chief Operating Decision Maker ("CODM"), and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance. The Company conducts

its business activities and reports financial results as a single reportable brokerage services segment. The CEO makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

2.   Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3.   Restricted Certificate of Deposit

The Company has a letter of credit for the San Francisco office, which required a cash collateral deposit of $68,679 at 0.01%, which is held as collateral as required under the operating lease. The Company also has a cash collateral deposit for $112,230 at 0.01% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6). Both of these assets are classified as restricted certificates of deposit on the Statement of Financial Condition. At December 31, 2025, the balance of these two assets was $181,840.

4.   Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S., California and New York. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2020.

The following is the computation of income tax expense:

Income Tax Expense	Federal	California	New York	Total
Net Preliminary Income before Income Taxes	$ 989,521	$ 989,521	$ 989,521	
Deductions/(Income) not allowable:				
Non-deductible portion - Meals & Ent	38,145	38,145	38,145	
Entertainment at 100%/50%	2,819	1,410	2,819	
Unrealized losses	26,890	26,890	26,890	

Prior year accrued bonuses M-1	(1,112,166)	(1,112,166)	(1,112,166)	
Current year accrued bonuses	2,967,533	2,967,533	2,967,533	
Deferred Tax Items:				
Depreciation per tax returns	(75,839)	(68,148)	(63,146)	
Depreciation per books	65,999	65,999	65,999	
Taxable income	2,902,902	2,909,184	2,915,595	
Income tax thereon – current	193,943	218,118	4,481	$416,542
Estimated Payments	(634,554)	(156,646)	(333,848)	($1,125,048)
Income Taxes Overpaid (Due)	$440,611	($61,472)	$329,367	$708,506

The Company's income tax overpayments were recognized as Prepaid Expenses and Other Assets. The Deferred Income tax asset at December 31, 2025 was $729,892. The current income tax of $416,542 is included in the $576,394 reported on the statement of income.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $548,464, which was $282,734 in excess of its required net capital of $265,730. The Company's aggregate indebtedness to net capital ratio was 7.27 to 1.

6. Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires July 1, 2034. The annual base rent increases 3% annually. Rent expense during 2025 was $1,070,181.

The Company's operating lease for office space in New York expires February 28, 2030. The annual base rent increases by 2.5 percent annually. Rent expense during 2025 was $398,863.

The operating lease commitments for office space is as follows:

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

	New York	San Francisco
2026	448,673	887,450
2027	479,873	914,074
2028	450,290	941,496
2029	504,072	969,741
2030	42,525	998,833
2031		1,028,798
2032		1,059,662
2033		1,091,452
2034		553,791
Total $	1,925,433	$ 8,445,297

The Company implemented ASC 842 in 2019 and capitalizes the two leases using a 4% implicit rate. The balances of both the lease liabilities and the associated right-of-use assets at December 31, 2025 was $8,869,491 and $7,950,416, respectively.

The Company maintains two short-term apartment leases in Miami with annual rent expense of $540,000 and $49,200. The leases expire on June 30, 2026 and August 2, 2026, respectively.

7.   Related Party Transactions

GP Bullhound Group billed the Company $3,780,545 for management services performed on its behalf during the year ended December 31, 2025. During 2025, the Company billed affiliates $764,088 for services provided (see Note 1). The balance includes a $4,500,000 promissory note with an affiliate that carries an annual interest rate of 2.5% and is repayable on demand. During the year, the principal balance was reduced to $674,099 through repayments and the offsetting of intercompany balances due from affiliates. At December 31, 2025, the net balance due from GP Bullhound Group was $4,782,950.   GP Bullhound Group intends to settle the intercompany balances subsequent to December 31, 2025.

8.   Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. The Company has not identified any material events that require disclosure or recognition.

9.   Commitments and Contingencies

At December 31, 2025, the Company did not have any commitments and contingencies which require disclosure.